Mail Stop 3561

December 19, 2006

Sean Caley, Esq.
BellSouth Tower
333 Commerce Street
10th Floor, B-10-C
Nashville, Tennessee 37201-1800

> **Re:** **Nissan Auto Receivables Corporation II**
> **Registration Statement on Form S-3**
> **File No. 333-138931**
> **Filed November 22, 2006**

Dear Mr. Caley,

      We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

5. Please provide bracketed language in the prospectus supplement to indicate that you will provide the financial information as outlined in Item 1114(b) or 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more of the credit enhancement or derivative, as applicable.

Base Prospectus

Credit and Cash Flow Enhancements, page 47

6. The general terms and conditions of all credit and cash flow enhancements reasonably contemplated to be included in future offerings must be described in the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please refer to Items 1114 and 1115 of Regulation AB.

7. We note that "repurchase obligations" may be included in future offerings. Please add disclosure of the different forms that are contemplated under the umbrella of repurchase obligations. Separately discuss each form of repurchase obligation and disclose the general terms and conditions of each and explain how each operates.

8. In addition, please provide us with your analysis of how the repurchase obligations comply with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement may be referred to the Division of Investment Management for review and additional comments may be forthcoming.

Signatures

9. Please revise the signature page for the depositor. The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>Via Facsimile</u>
       Warren L. Loui, Esq.
       Mayer, Brown, Rowe & Maw LLP
       (213) 625-0248